

17016935

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

David Lerner Associates, Inc. 477 Jericho Turnpike
(No. and Street)

Syosset (City) New York (State) 11791-9006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran 516 465 5019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John G. Dempsey, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



John G. Dempsey, Jr.
President

Subscribed to before me this
March
22, 2017



Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2018

Statements of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2016

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as Public Document.



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
David Lerner Associates, Inc.

We have examined David Lerner Associates, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, David Lerner Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

New York, New York
March 22, 2017

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 12,101,478
Cash segregated under federal and other regulations	1,800,000
Cash deposited with clearing organizations	3,460,000
RECEIVABLES FROM	
Customers	1,774,402
Brokers and dealers	112,286
Related parties	1,530
Securities owned, at fair value	3,293,778
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,508,762	483,552
Other assets	2,581,533
Total Assets	$ 25,608,559
LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 1,418,284
Brokers and Dealers	266,603
Commissions payable	3,886,516
Accounts payable and accrued expenses	5,927,768
Short term Bank Loan	750,000
Borrowing from Stockholder	3,300,000
Subordinated Borrowings fom Stockholder	13,000,000
Total Liabilities	28,549,171
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	5,000
Additional paid-in capital	952,370
Retained Earnings/Accumulated Deficit	(3,897,982)
Total Stockholders' Equity	(2,940,612)
Total Liabilities and Stockholders' Equity	$ 25,608,559

The accompanying notes are an integral part of these Financial Statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Proprietary transactions that settle regular way and unrealized gains and losses on non regular way transactions are recorded on the statement of financial condition on a trade date basis.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Effective December 31, 2009, David Lerner sold to certain family members and several employees 55 shares and 8 shares, respectively, of the Company's nonvoting stock. The transfer price of the shares, $485,000 per share, was based upon a third-party independent valuation. Each purchaser of the nonvoting shares has entered into a promissory note, personally with David Lerner that provides for quarterly payments on the notes for interest and principal to the extent of dividends, net of any taxes, received by the shareholders from the Company. The shareholder agreements provide in certain circumstances redemption of the shares, at the purchase price the employees paid for the shares adjusted for the change in the book value, at the Company's option. The agreements were amended in 2011 to permit the purchasers the option to tender the shares to

David Lerner in return for the forgiveness of all obligations under the promissory notes, including any accrued interest. Effective September 30, 2016 all shares have been tendered under the amended agreement to David Lerner. There were no new shares issued in 2016.

The fixed share transaction with the employees have been accounted for as a share based liability award under ASC Topic 718, have been forfeited. The share based transactions were non compensatory for accounting purposes.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2016, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2016 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2013.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern*, which provides guidance about management's responsibility in evaluating whether there substantial doubt relating to an entity's ability to continue as a going concern and to provide related footnote disclosures as applicable. ASU 2014-15 is effective for the interim and annual periods ending after December 15, 2016. The Company has determined there will be no material impact from adoption of this guidance on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which is a new comprehensive revenue recognition standard on the financial reporting requirements for revenue from contracts entered into with customers. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. The FASB subsequently deferred the effective date of the standard to December 16, 2018. The Company is still assessing the impact.

In February 2016, the FASB issued ASU 2016-02, *Leases: Amendments related to the FASB Accounting Standards Codification*, which will provide guidance whether a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than twelve months. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the potential impact of the adoption of this guidance on its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2016, the fair value of customer securities received as collateral in margin accounts where the Company was permitted to sell or repledge the securities was approximately $818,000, none of which was repledged.

3. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), and a trust. Two affiliates (controlled by the Stockholder) borrow funds from the Company. These borrowings are typically repaid at the end of the month.

The Company has an expense sharing arrangement with Spirit of America Management Corp ("Spirit") and SRLA Inc. The Company allocated $874,145 and $128,364 to Spirit and SRLA respectively, related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, 2016 there was approximately $1,500 due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2017.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2017.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building and mortgage are in the name of DSD Realty, LLC. The lease terminates on June 30, 2017.

On April 6, 2015 the Company entered into a subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 3, 2016 the Company entered into an additional subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 12, 2014 the Company entered into a subordinated borrowing with the stockholder. On August 29, 2016 the Company amended the borrowing to an equity subordinated borrowing with the Stockholder. This borrowing is available in computing thc net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

The borrowings under the subordination agreements at December 31, 2016 are as follows:

Subordinated borrowing, 10 percent due April 6, 2018	$4,000,000
Subordinated borrowing, 6 percent due May 3, 2019	$4,000,000
Subordinated borrowing, 10 percent due May 29, 2019	$5,000,000

4. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No.157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices gcnerally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2016:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 1,992,854
State and municipal obligations and other	1,300,925
Total securities owned, at fair value	$ 3,293,779

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2016, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 4,165,351
Data processing equipment	1,016,443
Leasehold improvements	1,578,950
Telephone equipment	173,860
Automobiles	57,710
Total	6,992,314
Less accumulated depreciation and amortization	(6,507,762)
Furniture, equipment, and leasehold improvements - net	$ 484,552

6. OTHER ASSETS

At December 31, 2016, other assets consist of the following:

Commissions receivable	$ 563,477
Deferred compensation asset	396,181
Prepaid expenses	687,248
Prepaid insurance	278,389
DTCC common shares	271,487
Employee advances	8,145
CNS and Fundserve Receivable	250,820
Other	125,786
Total other assets	$ 2,581,533

7. SHORT-TERM BANK LOANS

Short term bank loans bear interest at a rate which is equal to the sum of 1.5% plus the London interbank offered rate (LIBOR). The loans are collateralized by securities owned by the Company which are pledged as collateral. At December 31, 2016 there was approximately $1,549,000 of Company owned US government and municipal bonds pledged as collateral and the Company can borrow approximately 80% of that amount. There was a $750,000 bank loan outstanding at December 31, 2016 (see footnote 10).

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 3% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus

awarded for the year ended December 31, 2016, which will be fully vested by the end of the fifth year, amounted to $1,139,458. The total unrecognized amount of $911,566 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2016, the liability to investment counselors under the Agreement aggregated $1,565,123 and is included in accounts payable and accrued expenses.

In 2016 the Company established a profit sharing plan for its employees. The total payout was based on twenty percent of the Company's pretax profits for the period January 1, 2016 through December 31, 2016. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2016 the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2016, the remaining liability under the Deferred Compensation plan was $396,180 and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life subject to certain adjustments, the present value of which, as of December 31, 2016, is $1,009,915 and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).

At December 31, 2016, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2017	$ 1,679,749
2018	696,786
2019	502,716
2020	482,670
2021	146,135
Total	$ 3,508,056

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

Several of these actions relate to the sale of Apple REIT securities which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the adverse effect from many of these arbitrations is not yet probable or cannot be reasonably estimated at this time, the Company believes that the potential range of exposure with respect to the sale of Apple REIT securities for claims, exclusive of any adjustments favorable to the Company, such as client share redemptions, cash distributions or fair value of the securities is estimated to range up to $150,000.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded reserves that it believes to be adequate. For other, newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

10. LINES OF CREDIT

On May 2, 2016 the Company renewed a revolving loan agreement (the "Credit Agreement") whereby a lender agreed to lend to the Company, on a secured basis, up to $3,500,000. The loan is secured by the Company's owned securities pledged with the lender and is guaranteed by a Stockholder of the Company. The expiration date of the Credit Agreement is May 2, 2017 and drawn borrowings bear interest at LIBOR plus 1.5%. As of December 31, 2016, the Company borrowed $750,000 under the above loan agreement.

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from a Stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to

the Company having adequate liquidity to repay some or the entire loan amount. As of December 31, 2016, the Company borrowed $3,300,000 under the above loan commitment.

11. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," newly codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2016, the Company had net capital of $7,219,744 which was 505% of aggregate debit balances and $6,969,744 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2016, the Company had a reserve requirement under this regulation of $458,103.

Pursuant to SEC regulations and specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

13. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2016 primarily relates to minimum taxes and other state taxes.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2016, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $2,936,810. Unrealized gains and losses are reported in securities owned.

15. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its shareholder.

16. SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2016 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
David Lerner Associates, Inc.

We have examined David Lerner Associates, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, David Lerner Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

New York, New York
March 22, 2017


DAVID LERNER
ASSOCIATES, INC.
INVESTMENT SECURITIES

David Lerner Associates, Inc. Compliance Report

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period from January 1, 2016 through December 31, 2016;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

David Lerner Associates, Inc.

I, John G. Dempsey, Jr. affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



John G. Dempsey, Jr.
President

March 22, 2017